Exhibit 99.1

Claude Resources Inc. Announces Precautionary Suspension of Mining Operations Due to Forest Fire, Mill Production Unaffected

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, July 13, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") reported that as a result of the proximity of a forest fire, it is temporarily suspending underground mining operations at the Seabee Gold Operation in northern Saskatchewan. The Company is taking steps to remove non-essential personnel from the site. The temporary suspension is due to the risk of high winds potentially bringing heavy smoke and ash from a forest fire located approximately 8 kilometres south of the Seabee Gold Mine.

Production from the mill has not been affected and the facility will continue to operate. The Company currently has a stockpile of approximately 10,000 tonnes of ore available on surface, representing 12 days of production. At this time, the Company expects to meet its production guidance for the year.

Brian Skanderbeg, President and CEO commented, "Our number one priority is the safety and well being of our employees. As a precautionary measure, we have moved non-essential personnel and have temporarily suspended underground mining operations. Additionally, we have measures in place to protect the health and safety of our employees and facilities. The Company will continue to monitor the situation and once the risk has been mitigated, we will resume operations. An update on the operation will be provided once more information becomes available."

Claude Resources Inc. is a publicly traded gold exploration and mining company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Its asset base is located entirely in Canada and since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Brian Skanderbeg, President & CEO, Phone: (306) 668-7505 or Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 12:23e 13-JUL-15